UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

1847 Goedeker Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

28252C109

(CUSIP Number)

MR. DAVID L KANEN

KANEN WEALTH MANAGEMENT, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

11/12/2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,063,709
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,063,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,063,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

PHILOTIMO FOCUSED GROWTH AND INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		300,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,302,503
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,302,503
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,302,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

IA, OO

4

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		207,831
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,302,503
PERSON WITH	9	SOLE DISPOSITIVE POWER

207,831
	10	SHARED DISPOSITIVE POWER

3,302,503
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,510,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 28252C109

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The shares of Common Stock purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,938,794 Shares beneficially owned by KWM is approximately $4,299,556, including brokerage commissions. The aggregate purchase price of the 1,063,709 Shares beneficially owned by Philotimo is approximately $3,373,597, including brokerage commissions. The aggregate purchase price of the 300,000 Shares beneficially owned by PHLOX is approximately $787,855, including brokerage commissions. The aggregate purchase price of the 207,831 Shares beneficially owned by Mr. Kanen is approximately $433,307, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 106,387,332 Shares outstanding as of November 12, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

A.	Philotimo
(a)	As of the close of business on November 15, 2021, Philotimo beneficially owned 1,063,709 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,063,709
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,063,709
(c)	The transactions in the Shares by Philotimo since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	PHLOX
(a)	As of the close of business on November 15, 2021, PHLOX beneficially owned 300,000 Shares.

Percentage: Less than 1%

6

CUSIP No. 28252C109

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 300,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 300,000
(c)	The transactions in the Shares by PHLOX since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	KWM
(a)	As of the close of business on November 15, 2021, KWM beneficially owned 3,302,503 Shares, consisting of (i) the 1,063,709 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (ii) the 300,000 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (iii) 1,938,794 shares of Common Stock directly owned by KWM.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,302,503
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,302,503
(c)	The transactions in the Shares on behalf of each of KWM, Philotimo and PHLOX since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Kanen
(a)	As of the close of business on November 15, 2021, Mr. Kanen beneficially owned 3,510,334 Shares, consisting of (i) the 3,302,503 Shares beneficially owned by KWM, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM and (ii) 207,831 Shares directly owned by Mr. Kanen.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 207,831
2. Shared power to vote or direct vote: 3,302,503
3. Sole power to dispose or direct the disposition: 207,831
4. Shared power to dispose or direct the disposition: 3,302,503
(c)	The transactions in the Shares on behalf of each of Mr. Kanen, KWM, Philotimo and PHLOX since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

7

CUSIP No. 28252C109

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of November 12, 2021, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

8

CUSIP No. 28252C109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2021	Kanen Wealth Management, LLC

	By:	/s/ David L. Kanen
		Name:	David L. Kanen
		Title:	Managing Member

Philotimo Fund, LP

By:	Kanen Wealth Management, LLC, its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
David L. Kanen

9

CUSIP No. 28252C109

SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 7

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Transaction

Philotimo Fund, LP

Sale of Common Stock	(28,812)	3.2699	10/26/2021
Sale of Common Stock	(43,962)	3.1661	10/28/2021
Sale of Common Stock	(20,676)	3.1605	10/29/2021
Sale of Common Stock	(16,628)	3.1604	11/01/2021
Sale of Common Stock	(2,375)	3.0500	11/02/2021
Sale of Common Stock	(81,255)	3.0533	11/02/2021
Sale of Common Stock	(143)	3.0500	11/03/2021
Sale of Common Stock	(10,549)	2.8086	11/05/2021
Sale of Common Stock	(75,958)	2.7708	11/08/2021
Sale of Common Stock	(125,010)	2.7568	11/09/2021
Sale of Common Stock	(19,301)	2.7549	11/10/2021
Sale of Common Stock	(272,667)	2.7039	11/11/2021
Sale of Common Stock	(1,421,367)	2.7656	11/12/2021
Sale of Common Stock	(135,533)	2.7455	11/15/2021

Philotimo Focused Growth and Income Fund

Sale of Common Stock	(300,000)	2.7656	11/12/2021

Kanen Wealth Management, LLC

Sale of Common Stock	(4,792)	3.1380	10/25/2021
Transfer of Common Stock	9,805	N/A	11/12/2021[1]
Sale of Common Stock	(148,444)	2.7656	11/12/2021

David Kanen

Sale of Common Stock	(1,556)	2.7656	11/12/2021

1 Reflects a transfer into a separately managed account over which KWM has voting and dispositive control in connection with an inheritance.